NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. Switches to the NASDAQ Stock Market

Calgary, Alberta, April 2, 2009 – CE Franklin Ltd. (TSX.CFT, NYSE Alternext US: CFK) announced today that its board of directors has approved management’s decision to switch the listing of its common stock from the NYSE Alternext US stock exchange (“Alternext”) to the NASDAQ Stock Market LLC (“NASDAQ”).  The last day of trading on Alternext will be Monday, April 13, 2009.  The company’s shares will commence trading on the NASDAQ Global Market on Tuesday, April 14, 2009 under its current symbol, “CFK”.

“This decision was reached after careful consideration of capital market alternatives and analysis of the electronic market model, which provides added visibility to our investors,” said Michael West, President and Chief Executive Officer of CE Franklin Ltd.  “We believe that NASDAQ’s electronic multiple market maker structure will provide our company with enhanced exposure and liquidity, while at the same time providing investors with the best prices, the fastest execution, and the lowest cost per trade.  We are proud to be a part of NASDAQ.”

NASDAQ is the world’s largest electronic stock market, and hosts approximately 3,200 U.S. companies, more than any other U.S. stock market.  NASDAQ attracts leading growth companies from a diverse group of sectors, including technology, retail, communications, financial services, transportation, media and biotechnology.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries. These products are distributed through its 44 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements: The information in this news release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

*****

1 of 1